# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LanzaTech Global, Inc., CIK 0001843724
CUSIP: 51655R101
Title of class of securities: Common Stock, par value $0.0000001 per share
Address of issuer's principal executive offices: 8045 Lamon Avenue, Suite 400, Skokie, Illinois (IL), 60077
Date of event which requires filing of this statement: 05/07/2025
Filed by CIK 0001471809
Persons authorized to receive notices and communications: John Demeter, Khosla Ventures, 2128 Sand Hill Road, Menlo Park, California (CA), 94025, (650) 376-8500; Matt Stewart, Weil, Gotshal & Manges LLP, 201 Redwood Shores Pkwy #400, Redwood City, California (CA), 94065, (650) 802-3000

## Reporting persons
- Khosla Ventures III, L.P. (CIK 0001471809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 138,753; sole dispositive power 0; shared dispositive power 138,753; aggregate amount beneficially owned 138,753 (0.8% of the class)
  Comment: Row 13: Calculation of the percent is based on (i) 2,320,216 shares of common stock, par value $0.0000001 per share (the "Common Stock") outstanding as of November 13, 2025, as reported in the Issuer's Form 10-Q filed on November 19, 2025; (ii) a warrant to purchase 7,800,000 shares of Common Stock at an exercise price equal to $0.0000001 per share as reported in the Issuer's Current Report on Form 8-K filed January 23, 2026; (iii) 3,250,322 shares of Common Stock converted from the Issuer's "Series A Convertible Senior Preferred Stock", par value $0.0001 per share (the "Preferred Stock"), as reported in the Issuer's Current Report on Form 8-K, filed January 23, 2026; and (iv) 4,510,968 shares of Common Stock issued by the Issuer on January 21, 2026 to investors not affiliated with the Reporting Person.
- Khosla Ventures Associates III, LLC (CIK 0001501934): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 138,753; sole dispositive power 0; shared dispositive power 138,753; aggregate amount beneficially owned 138,753 (0.8% of the class)
  Comment: Row 13: Calculation of the percent is based on (i) 2,320,216 shares of Common Stock outstanding as of November 13, 2025, as reported in the Issuer's Form 10-Q filed on November 19, 2025; (ii) a warrant to purchase 7,800,000 shares of Common Stock at an exercise price equal to $0.0000001 per share as reported in the Issuer's Current Report on Form 8-K filed January 23, 2026; (iii) 3,250,322 shares of Common Stock converted from the Issuer's Preferred Stock, as reported in the Issuer's Current Report on Form 8-K, filed January 23, 2026; and (iv) 4,510,968 shares of Common Stock issued by the Issuer on January 21, 2026 to investors not affiliated with the Reporting Person.
- VK Services, LLC (CIK 0001501927): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 138,753; sole dispositive power 0; shared dispositive power 138,753; aggregate amount beneficially owned 138,753 (0.8% of the class)
  Comment: Row 13: Calculation of the percent is based on (i) 2,320,216 shares of Common Stock outstanding as of November 13, 2025, as reported in the Issuer's Form 10-Q filed on November 19, 2025; (ii) a warrant to purchase 7,800,000 shares of Common Stock at an exercise price equal to $0.0000001 per share as reported in the Issuer's Current Report on Form 8-K filed January 23, 2026; (iii) 3,250,322 shares of Common Stock converted from the Issuer's Preferred Stock, as reported in the Issuer's Current Report on Form 8-K, filed January 23, 2026; and (iv) 4,510,968 shares of Common Stock issued by the Issuer on January 21, 2026 to investors not affiliated with the Reporting Person.
- Vinod Khosla (CIK 0001032453): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,478,998; sole dispositive power 0; shared dispositive power 11,478,998; aggregate amount beneficially owned 11,478,998 (64.2% of the class)
  Comment: Row 13: Calculation of the percent is based on (i) 2,320,216 shares of Common Stock outstanding as of November 13, 2025, as reported in the Issuer's Form 10-Q filed on November 19, 2025; (ii) a warrant to purchase 7,800,000 shares of Common Stock at an exercise price equal to $0.0000001 per share as reported in the Issuer's Current Report on Form 8-K filed January 23, 2026; (iii) 3,250,322 shares of Common Stock converted from the Issuer's Preferred Stock, as reported in the Issuer's Current Report on Form 8-K, filed January 23, 2026; and (iv) 4,510,968 shares of Common Stock issued by the Issuer on January 21, 2026 to investors not affiliated with the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0000001 per share
Name of issuer: LanzaTech Global, Inc.
Address of issuer's principal executive offices: 8045 Lamon Avenue, Suite 400, Skokie, Illinois (IL), 60077
Comment: This Amendment No. 2 ("Amendment No. 2") is filed by the undersigned Reporting Persons and amends the statement on Schedule 13D filed initially with the Securities and Exchange Commission (the "SEC") on February 8, 2023, with respect to the Common Stock of LanzaTech Global, Inc., a Delaware corporation (the "Issuer") and Amendment No. 1 to the Schedule 13D filed with the SEC on May 12, 2025 (collectively, the "Schedule 13D"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented as follows:
On January 21, 2026, pursuant to the Second Amended and Restated Certificate of Designation of Series A Convertible Senior Preferred Stock (the "Second A&R CoD"), 20,000,000 shares of the Issuer's Preferred Stock were converted into an aggregate of 3,250,322 shares of Common Stock.
Pursuant to the Purchase Agreement entered into on May 7, 2025 between the Issuer and LanzaTech Global SPV, LLC, an entity controlled by an existing investor (the "Preferred Stockholder") on January 21, 2026, the Issuer issued to the Preferred Stockholder a warrant to purchase 7,800,000 shares of Common Stock at an exercise price equal to $0.0000001 per share (subject to adjustments in certain events) (the "Warrant").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of Schedule 13D is supplemented as follows:

The responses of the Reporting Persons to Rows 11 and 13 (including any related Comment) on the cover pages of this Amendment No. 2, as of January 29, 2026, are incorporated herein by reference. As of January 29, 2026, the Reporting Persons beneficially owned 11,478,998 shares of Common Stock in the aggregate (including 7,800,000 shares of Common Stock underlying a warrant to purchase Common Stock), which represents approximately 64.2% of the shares of the Common Stock outstanding, calculated pursuant to Rule 13d-3 under the Exchange Act, based on (i) 2,320,216 shares of Common Stock outstanding as of November 13, 2025, as reported in the Issuer's Form 10-Q filed on November 19, 2025, inclusive of 428,676 shares of Common Stock beneficially owned by the Reporting Persons); (ii) a warrant to purchase 7,800,000 shares of Common Stock at an exercise price equal to $0.0000001 per share as reported in the Issuer's Current Report on Form 8-K filed January 23, 2026; (iii) 3,250,322 shares of Common Stock converted from the Issuer's Preferred Stock; and (iv) 4,510,968 shares of Common Stock issued by the Issuer on January 21, 2026 to investors not affiliated with the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is supplemented as follows:
The responses of the Reporting Persons to Rows 7, 8, 9, and 10 (including any related Comment) on the cover pages of this Amendment No. 2, as of January 29, 2026, are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Item 5(c) of Schedule 13D is supplemented as follows: Except as set forth in this Amendment No. 2, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any other person named in Item 2 of the Schedule 13D, effected any transaction in the Common Stock in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.
The foregoing summaries of the Second Amended and Restated Certificate of Designation and Warrant to Purchase Shares of Common Stock (collectively, the "Transaction Documents") do not purport to be complete and are qualified in their entirety by reference to the full text of such Transaction Documents, copies of which are being filed as Exhibits 3.3 and 10.1 respectively, to this Amendment No. 2, and are incorporated by reference herein. The Transaction Documents are not intended to be a source of factual, business or operational information about the Company or its subsidiaries. The representations, warranties and covenants contained in the Transaction Documents were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the parties, including being qualified by disclosures for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Accordingly, investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
Number
3.3 Second Amended and Restated Certificate of Designation of Series A Convertible Senior Preferred Stock, dated January 21, 2026 (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed January 23, 2026).
10.1 Warrant to Purchase Shares of Common Stock, dated January 21, 2026 (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed January 23, 2026).
24.1 Power of Attorney (filed herewith)

## Signatures
- Khosla Ventures III, L.P.: By: Khosla Ventures Associates III, LLC, a Delaware limited liability company and general partner of Khosla Ventures III, L.P., /s/ John Demeter, John Demeter, as attorney-in-fact for Vinod Khosla, Managing Member (01/29/2026)
- Khosla Ventures Associates III, LLC: /s/ John Demeter, John Demeter, as attorney-in-fact for Vinod Khosla, Managing Member (01/29/2026)
- VK Services, LLC: /s/ John Demeter, John Demeter, as attorney-in-fact for Vinod Khosla, Managing Member (01/29/2026)
- Vinod Khosla: /s/ John Demeter, John Demeter, as attorney-in-fact for Vinod Khosla (01/29/2026)